Exhibit 12.1

MGM GROWTH PROPERTIES OPERATING PARTNERSHIP LP
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio data)

	Year ended December 31,
	2017	2016	2015	2014	2013
	(In thousands)
Earnings:
Income (loss) from continuing operations before income taxes	$170,896	$37,610	$(261,954)	$(246,242)	$(253,873)
Fixed charges (see below)	184,175	116,212	—	—	—
	355,071	153,822	—	—	—
Capitalized interest	—	—	—	—	—
	355,071	153,822	—	—	—
Fixed charges:
Interest expense, net (1)	$184,175	$116,212	$—	$—	$—
Capitalized interest	—	—	—	—	—
	$184,175	$116,212	$—	$—	$—
Ratio of earnings to fixed charges and preferred share dividends (2)	1.93	1.32 (4)	N/A (3)	N/A (3)	N/A (3)

(1) Interest expense does not include the interest factor of rental expense as these amounts are not material.

(2) Earnings consist of income from continuing operations before income taxes and fixed charges. Combined fixed charges and preferred dividends consist of interest, whether expensed or capitalized, amortization of debt discounts, premiums and issuance costs, and preferred dividends on securities of MGP. We had no preferred stock outstanding for any period presented.

(3) Not applicable. MGP was formed on October 23, 2015. The financial information incorporated by reference into this registration statement sets forth the historical operations of the Company and its Predecessor, which comprised the real estate assets and related operations of the IPO Properties (which do not include Borgata) prior to the Formation Transactions. There were no fixed charges prior to the IPO date.

(4) Information used to calculate the December 31, 2016 ratio includes income statement activity of our Predecessor from January 1, 2016 through the IPO Date.